UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

This Form 6-K/A is being filed solely to correct the amount of “Income taxes, net” for the year ended March 31, 2014 and the increase in such amount from the year ended March 31, 2013 that appear in the consolidated statements of cash flows on page 28 of the Financial Results Release for the Year Ended March 31, 2014 of the Current Report on Form 6-K filed on May 13, 2014. Other than the correction of such errors, no part of the Current Report on Form 6-K filed on May 13, 2014 is being amended, and the filing of this Amended Current Report should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to May 13, 2014.

NOTICE REGARDING THE PARTIAL REVISION OF NIPPON TELEGRAPH AND TELEPHONE CORPORATION’S FINANCIAL RESULTS RELEASE FOR THE YEAR ENDED MARCH 31, 2014

On June 11, 2014, the registrant filed with the Tokyo Stock Exchange a notice regarding the partial revision of the registrant’s Financial Results Release for the Year Ended March 31, 2014, filed on May 13, 2014.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager Investor Relations Office

Date: June 11, 2014

June 11, 2014

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING THE PARTIAL REVISION OF NIPPON TELEGRAPH AND TELEPHONE CORPORATION’S FINANCIAL RESULTS RELEASE FOR THE YEAR ENDED MARCH 31, 2014

Nippon Telegraph and Telephone Corporation (the “Company”) hereby announces that the following section of the Company’s Financial Results Release for the Year Ended March 31, 2014, filed on May 13, 2014, was revised as follows (revised text underlined):

After Revision (Page 28)

4. CONSOLIDATED FINANCIAL STATEMENTS

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2013	2014	Increase (Decrease)

Cash paid during the year for:
Interest	¥55,200	¥48,836	¥(6,364)
Income taxes, net	433,344	462,349	29,005

Before Revision (Page 28)

4. CONSOLIDATED FINANCIAL STATEMENTS

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2013	2014	Increase (Decrease)

Cash paid during the year for:
Interest	¥55,200	¥48,836	¥(6,364)
Income taxes, net	433,344	610,549	177,205

For further inquiries, please contact:
Kenji Nishimoto or Ryouhei Inoue
Finance Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-6838-5451